OD aWB





SE 16013678
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 043930 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESIDENTIAL BROKERAGE, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC PARKWAY, SUITE 1100
(No. and Street)

| GREENWOOD VILLAGE | CO | 80111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
(Name – *if individual, state last, first, middle name*)

| 650 S. CHERRY STREET, SUITE 1050 | DENVER | CO | 80246 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, DANIEL G. LEMPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRESIDENTIAL BROKERAGE, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


NATALIE BRUSH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20144012690
MY COMMISSION EXPIRES MARCH 20, 2018

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Assertions Regarding Exemption Provisions

PRESIDENTIAL BROKERAGE, INC.
(SEC File No. 8-43930)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2015
Including Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC 7)

PRESIDENTIAL BROKERAGE, INC.

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. (an S-Corporation) as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Presidential Brokerage, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Presidential Brokerage Inc.'s financial statements. The supplementary information contained in Schedules I and II is the responsibility of Presidential Brokerage, Inc.'s management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
Denver, Colorado
February 22, 2016

# PRESIDENTIAL BROKERAGE, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2015

### ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ | 510,439 |
| Due from clearing house | | 49,159 |
| Accrued revenue | | 117,625 |
| Broker receivable and other | | 20,294 |
| Total Current Assets | | 697,517 |
| PROPERTY AND EQUIPMENT, at cost | | |
| Office equipment and furniture | | 636,795 |
| Less accumulated depreciation | | (636,795) |
| | | - |
| OTHER ASSETS: | | |
| Clearing deposit | | 100,243 |
| Deposit | | 39,846 |
| | | 140,089 |
| TOTAL ASSETS | $ | 837,606 |

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable | $ | 80,249 |
| Accrued expenses | | 25,768 |
| Commissions payable | | 294,678 |
| Total Current Liabilities | | 400,695 |
| COMMITMENT (Note 4) | | |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, at a stated value of $0.05 per share; authorized 2,000,000 shares, 1,372,000 shares issued and outstanding | | 70,267 |
| Additional paid in capital | | 349,645 |
| Retained earnings | | 16,999 |
| Total Stockholders' Equity | | 436,911 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 837,606 |

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

| | | |
|---|---|---|
| REVENUES: | | |
| Total services | $ | 8,239,292 |
| Interest income | | 153 |
| | | 8,239,445 |
| OPERATING EXPENSES: | | |
| Salaries and commissions | | 5,139,621 |
| Advertising | | 878,434 |
| Rent | | 591,531 |
| Client costs | | 464,208 |
| Outside services | | 310,999 |
| Payroll and other taxes | | 307,289 |
| Office expense | | 163,057 |
| Insurance | | 147,268 |
| Other operating | | 127,339 |
| Brokerage charges | | 67,027 |
| Registration fees | | 59,815 |
| Telephone | | 53,020 |
| Depreciation | | 13,285 |
| Travel and entertainment | | 10,525 |
| | | 8,333,418 |
| NET LOSS | $ | (93,973) |

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| BALANCE, JANUARY 1, 2015 | 1,345,700 | $ 67,285 | $ 299,734 | $ 389,179 | $ 756,198 |
| Stock grant | 26,300 | 1,315 | 1,578 | - | 2,893 |
| Stock purchase | 33,333 | 1,667 | 48,333 | - | 50,000 |
| Net loss | - | - | - | (93,973) | (93,973) |
| Distributions | - | - | - | (278,207) | (278,207) |
| BALANCE, DECEMBER 31, 2015 | 1,405,333 | $ 70,267 | $ 349,645 | $ 16,999 | $ 436,911 |

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | (93,973) |
| Adjustments to reconcile net loss to net cash provided by operations: | | |
| Depreciation | | 13,285 |
| Issuance of stock for services rendered | | 2,893 |
| Increase (decrease) in cash resulting from change in: | | |
| Due from clearing house | | 17,706 |
| Broker receivable and other | | 7,870 |
| Accrued revenue | | (117,625) |
| Accounts payable | | 18,387 |
| Accrued expenses | | (13,535) |
| Commissions payable | | (68,218) |
| NET CASH USED FOR OPERATING ACTIVITIES | | (233,210) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Due from related party | | 171,843 |
| Clearing deposit reserved | | (153) |
| Purchase of property and equipment | | (13,286) |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | | 158,404 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Issuance of common stock | | 50,000 |
| Distributions | | (278,207) |
| NET CASH USED FOR FINANCING ACTIVITIES | | (228,207) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (303,013) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 813,452 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 510,439 |
| Supplemental disclosure of cash data: | | |
| Taxes paid | $ | 800 |

Supplemental disclosure of non cash financing activities:
During the year ended December 31, 2015, the Company issued 26,300 shares of common stock for services rendered.

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

1. Summary of Significant Accounting Policies

Organization

Presidential Brokerage, Inc. (an S corporation) (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's securities business is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Revenue Recognition

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over a seven year life. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $500,000 in year of acquisition. This method of writing off up to $500,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. However, the Company operates in California which imposes a minimum franchise tax of $800.

Uncertain Tax Positions

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2015 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2012 through 2014 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has reviewed subsequent events February 22, 2016 which is the date the financial statements were available to be issued.

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2015.

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000. At December 31, 2015, the Company's net capital was $376,770.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company does not match contributions.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

4. Commitment

Lease Commitment

The Company incurred rental expense of $591,531 in 2015 under four operating lease agreements for office space in Denver, Loveland, Colorado Springs and San Diego, California. The non-cancellable Denver lease expired May 31, 2014. The Company signed a third amendment to a non-cancellable lease effective September, 2013, referred to as an Expansion Lease for additional rentable space through May, 2021. Monthly rent is $18,910.42.

The Company signed a lease agreement for the Colorado Springs location effective July, 2013. Monthly rent is $10,162.50. The lease term is 60 months and expires June, 2018.

The Loveland, Colorado lease was signed in July, 2011. Monthly rent is $6,661. The lease expires December, 2018.

The San Diego lease was signed in February, 2011 and the monthly rent is $3,576 for the entire lease term. The lease expires March 31, 2016.

Future minimum lease payments under these leases through May, 2021 are:

| | |
|---|---|
| 2016 | $ 477,707 |
| 2017 | 474,297 |
| 2018 | 420,691 |
| 2019 | 313,007 |
| 2020 | 318,849 |
| 2021 | 175,471 |
| | $ 2,180,022 |

5. Common Stock Issued

During 2015, the Company issued 26,300 shares of common stock to an employee with a value of $2,893 in accordance with the provisions of the stock bonus plan. Accordingly, $1,315 was allocated to common stock with a stated value of $.05 per share and $1,578 was allocated to additional paid in capital with a stated value of $.06 per share.

6. Due from Related Party

During the year ended December 31, 2015, the Company was repaid $171,843 from a limited partnership in which a small percentage is owned by a shareholder. The amount due from this related party was fully paid off at December 31, 2015.

# SUPPLEMENTARY INFORMATION

PRESIDENTIAL BROKERAGE, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2015

## COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

| | |
|---|---|
| STOCKHOLDERS' EQUITY | $ 436,910 |
| DEDUCTIONS: | |
| Non-allowable assets | ( 60,140) |
| NET CAPITAL | $ 376,770 |
| MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000) | $ 100,000 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS | $ 341,882 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .9074:1 |

There were no material differences between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA.

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Presidential Brokerage, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Presidential Brokerage, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Presidential Brokerage, Inc. stated that Presidential Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Presidential Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Presidential Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 22, 2016

**PRESIDENTIAL BROKERAGE, INC.;**

**ASSERTIONS REGARDING EXEMPTION PROVISIONS.**

We, as members if management of Presidential Brokerage, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission 9"SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based on a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2015 through December 31, 2015.

Presidential Brokerage, Inc.

By:



Name and Title

1-7-16

Date

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



## INDEPENDENT ACCOUNTANTS' AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSEMENT AND PAYMENTS (FORM SIPC-7)

To The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Presidential Brokerage Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Presidential Brokerage Inc.'s compliance with the applicable instructions of Form SIPC-7. Presidential Brokerage Inc.'s management is responsible for Presidential Brokerage Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 22, 2016

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043930 FINRA DEC
Presidential Brokerage, Inc. 18*18
5445 DTC Parkway, Suite 1100
Greenwood Village, CO 80111-3056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9,987

B. Less payment made with SIPC-6 filed (exclude interest) ( 6254 )
7/4/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,733

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,733

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Presidential Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

Daniel Tempe
(Authorized Signature)

President
(Title)

Dated the 7 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $8,239,444

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ________

(2) Net loss from principal transactions in securities in trading accounts. — ________

(3) Net loss from principal transactions in commodities in trading accounts. — ________

(4) Interest and dividend expense deducted in determining item 2a. — ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ________

(7) Net loss from securities in investment accounts. — ________

Total additions — ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 4,166,533

(2) Revenues from commodity transactions. — ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 61,524

(4) Reimbursements for postage in connection with proxy solicitation. — ________

(5) Net gain from securities in investment accounts. — ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ — ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $16,230

Enter the greater of line (i) or (ii) — 16,230

Total deductions — 4,244,287

2d. SIPC Net Operating Revenues — $3,995,157

2e. General Assessment @ .0025 — $9,987

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